September 16, 2020

BY EDGAR Ms. Sonia Bednarowski Division of Corporation Finance United States Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549

Re:	Flushing Financial Corporation

Form S-4 Registration Statement

File No. 333-235411

Post-Effective Amendment No. 1 filed on August 31, 2020;

Post-Effective Amendment No. 2 filed on September 14, 2020;

and Post-Effective Amendment No. 3 filed on September 16, 2020

Dear Ms. Bednarowski:

On behalf of Flushing Financial Corporation (“Flushing”), we are responding to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) on September 15, 2020, regarding the above-referenced Post-Effective Amendment No. 2 filed by Flushing. Set forth below is Flushing’s response to the comment. For ease of reference, we have included the Staff’s comment in its entirety in bold italics preceding the response. Following our receipt of the Staff’s comment, Flushing filed Post-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement (as amended, the “Registration Statement”) on September 16, 2020, which contains disclosure responsive to the Staff’s comment.

Arnold & Porter Kaye Scholer LLP 250 West 55th Street | New York, NY 10019-9710 | www.arnoldporter.com

September 16, 2020

Comment

Please revise the tax opinions and corresponding disclosure to make clear that the opinion addresses all the material tax consequences to investors. The opinion may comply with the short form alternative set forth in Staff Legal Bulletin 19.

Response to Comment

In response to the Staff’s comment, Flushing has updated its disclosure in Amendment No. 3 to the Registration Statement and included the revised opinion of Arnold & Porter Kaye Scholer LLP as Exhibit 8.1 and the revised opinion of Fenimore, Kay, Harrison & Ford, LLP as Exhibit 8.2. Please see page 7 (What are the U.S. federal income tax consequences of the merger to Empire shareholders?), page 18 (Material U.S. Federal Income Tax Consequences of the Merger), page 31 (The Merger May Not Qualify as a “Reorganization” Within the Meaning of Section 368(a) of the Code.) and pages 84-88 (U.S. Federal Income Tax Consequences of the Merger Generally) and page 126 (Legal Matters) for disclosure related to the tax consequences of the proposed merger.

Enclosed herewith are changed pages from Amendment No. 3, marked to reflect the tax opinions and corresponding tax disclosure that were changed pursuant the Staff’s comment relative to the prior disclosure in Post-Effective Amendment No. 2.

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September 16, 2020

Should you or any member of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, please contact the undersigned at (212) 836-7477 or Robert.Azarow@arnoldporter.com, or Stephanie G. Nygard at (212) 836-8336 or Stephanie.Nygard@arnoldporter.com.

Very truly yours,

/s/ Robert C. Azarow

Robert C. Azarow

Enclosure

cc:	Susan K. Cullen

Flushing Financial Corporation

Geoffrey Kay, Esq.

Fenimore, Kay, Harrison & Ford, LLP